FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated October 14, 2005.

Santiago, October 14th 2005.

Ger.Gen. 181/2005.

Mister
Alejandro Ferreiro
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: ESSENTIAL FACT of 06.10.2005.

To whom it may concern,

In accordance with Articles 9 and 10, chapter II, of Law 18,045 and the Rule 30, and as required by your letter Ordinary N°10,528 dated 12.10.2005, both issued by the Superintendencia de Valores y Seguros, we are complementing Essential Fact dated 06.10.2005, agreed by the Board of Directors during its Board Meeting held on October 06, 2005, as follows:

1.- The effects on the results of Enersis S.A. would arise from its equity interest in the surviving entity as consequence of the merger between Elesur S.A. y Chilectra S.A., transaction described in the essential fact dated 06.10.2005 issued by Enersis S.A. The effects in the merged entity would amount to Ch$ 100,000 million pesos, approximately. These effects correspond to three categories, being the first two quantifiable. Such categories are, optimization of the tax structure, operating cost savings and lower interest expenses and simplification of the organizational structure.

Considering the current accounting rules, the main portion of the above mentioned amount, that corresponds to the optimization of the tax structure, will be recognized as an accounting profit at the same time when the merge be materialized. Nevertheless, the economic result associated to the cash effects will be extended over some years, as described below.

Due to the low feasibility of estimating the future profits for the surviving entity, is very difficult to anticipate a specific annual figure. However, for the purpose of estimating the number of years in which the benefit could be recovered, it could be assumed that the surviving entity performs like Chilectra has done in the past. Considering that hypothesis, the effect for that company could be quantified in approximately Ch$ 10,000 million per year. In this case, the effect would be carried out over 10 years.

The effect previously mentioned will be also related to other factors like the increase in demand, number of clients, per capita consumption variation, tariffs, S&A expenses, operating and maintenance costs, interest expenses, interest rate, exchange rate, etc.

In relation to operating costs and interest expenses reduction, we estimate that in the following years after the merge be done, the results of the surviving entity would improve in Ch$ 820 million pesos, due to the reduction of fixed costs (Ch$ 240 million) and lower interest expenses (Ch$ 580 million).

Regarding the simplification of the organizational structure of the Enersis Group, we must remember that this has been a corporate goal for the last six years. In fact, the reduction of subsidiaries, has been addressed to reduce cost, improve efficiencies, and also to provide an easier understanding of the Enersis Group. This process has allowed Enersis to reduce forty four subsidiaries, financial vehicles, etc.

2.- The effects already described, would take place only once after all, and each one of the corresponding authorizations and approvals described in the essential fact issued by the company dated 06.10.2005, be obtained.

Sincerely yours,

Mario Valcarce Durán
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representante Tenedores de Bonos
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: October 14, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer